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Filed by Genaissance Pharmaceuticals, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended and deemed filed pursuant to Rule 14a-12(b)
under the Securities Exchange Act of 1934, as amended.

Subject Company: Lark Technologies, Inc.
Commission File No. 333-112737

THE FOLLOWING MESSAGE IS FROM KEVIN RAKIN—

"Lark/Genaissance Merger Update"

February 19, 2004

To all Genaissance Employees:

I wanted to provide you with an update as to our progress with the merger. We filed jointly with Lark a document known as a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission last week. This document includes information intended for the Lark and Genaissance shareholders relating to the expected risks, benefits and rationale for the merger. You may view it by completing an EDGAR company search for 'Genaissance' at www.sec.gov.

The Registration Statement on Form S-4 has been declared effective by the SEC and will be mailed to shareholders this week. The shareholders of each company will then vote on the merger. The shareholder meetings for Lark and Genaissance are scheduled for April 1, 2004.

In the interim, we are making progress with our integration plans. We have held meetings of teams from various functions at our respective facilities in the U.K. and the U.S. I want to encourage employees who will be directly affected by the merger to proceed with any integration-related issues on the assumption that the merger will be formally approved on April 1, 2004.

In addition, Genaissance released its 2003 results last week. You may view the press release at www.genaissance.com. Lark expects to release its 2003 results in the next few weeks following the year-end audit by Ernst & Young.

I will continue to keep you apprised of our progress towards formal completion of the merger.

Kevin

Important Information Filed with the SEC

        Investors and security holders are urged to read Genaissance's joint proxy statement/prospectus regarding the proposed merger, which contains important information about the transaction. The joint proxy statement/prospectus has been filed with the SEC. Investors and security holders may obtain a copy of the joint proxy statement/prospectus and other documents filed by Genaissance with the SEC free of charge at the SEC's website at http://www.sec.gov or at the public reference facilities maintained by the SEC at: Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Genaissance by contacting Ms. Marcia Passavant at (203) 773-1450.

        Genaissance and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the special interests of the directors and executive officers of Genaissance in the transaction described herein is included in the joint proxy statement/prospectus.

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"Lark/Genaissance Merger Update"